Exhibit 99.1

Fly Leasing Reports First Quarter 2019 Financial Results

Dublin, Ireland, May 9, 2019 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the first quarter of 2019.

Highlights

•	Net income of $45.0 million, $1.38 per share
•	Adjusted Net Income of $47.2 million, $1.44 per share
•	Sold ten aircraft for a gain of $27.6 million, a 12% premium to book value
•	$22.74 book value per share, a 15% increase since March 31, 2018

“FLY has started the year with a very strong first quarter,” said Colm Barrington, FLY’s Chief Executive Officer. “Our renewed and larger fleet contributed to an 18% increase in operating lease rental revenue. Gains of over $27 million from the sale of ten aircraft helped us to achieve record Adjusted Net Income of $47.2 million and Adjusted EPS of $1.44. Looking ahead, we expect another strong result in Q2.”

“Our strong results have also added significantly to shareholders’ equity, which is now nearly $23 per share and 15% above the level of a year ago,” added Barrington. “Sales of ten aircraft in the quarter, completed at a 12% premium to book value, have again demonstrated the value embedded in FLY’s fleet. These sales have also contributed to our accelerated deleveraging. We are on track to meet our debt-to-equity targets more than a year ahead of our schedule.”

“We continue to see great value in FLY shares, which are trading at more than a 35% discount to book value. Following our successful deleveraging, we have begun repurchasing stock under our share repurchase program. FLY is also well positioned to add more aircraft assets as opportunities arise.”

Financial Results

FLY is reporting net income of $45.0 million, or $1.38 per share, for the first quarter of 2019. This compares to net income of $9.6 million, or $0.34 per share, for the same period in 2018.

Adjusted Net Income

Adjusted Net Income was $47.2 million for the first quarter of 2019, compared to Adjusted Net Income of $12.4 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $1.44 in the first quarter of 2019, compared to Adjusted Net Income of $0.44 for the first quarter of 2018.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Financial Position

At March 31, 2019, FLY’s total assets were $4.1 billion, including investment in flight equipment totaling $3.5 billion. Total cash at March 31, 2019 was $436.3 million, of which $363.9 million was unrestricted. The book value per share at March 31, 2019 was $22.74, a 15% increase since March 31, 2018. At March 31, 2019, FLY’s net debt to equity ratio was 3.4x, reduced from 4.0x as of December 31, 2018.

Aircraft Portfolio

At March 31, 2019, FLY had 103 aircraft and seven engines in its portfolio. Of the 103 aircraft, 99 were held for operating lease, one was classified as an investment in finance lease and three were classified as held for sale. FLY’s aircraft and engines are on lease to 44 airlines in 25 countries. The table below does not include one B767 aircraft owned by a joint venture in which FLY has a 57% interest, nor the seven engines.

Portfolio at	Mar. 31, 2019		Dec. 31, 2018
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320 Family(1)	47	36%	55	38%
Airbus A330	3	5%	3	5%
Airbus A340	2	1%	2	1%
Boeing 737NG(2)	41	33%	42	32%
Boeing 737 MAX	2	3%	2	3%
Boeing 757(3)	2	0%	3	1%
Boeing 777-LRF	2	9%	2	8%
Boeing 787	4	13%	4	12%
Total	103	100%	113	100%
(1) Includes two and ten Airbus A320 aircraft classified as held for sale at March 31, 2019 and December 31, 2018, respectively.
(2) Includes one and two aircraft classified as held for sale at March 31, 2019 and December 31, 2018, respectively.
(3) Includes one freighter.

At March 31, 2019, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.2 years. The average remaining lease term was 5.7 years, also weighted by net book value. At March 31, 2019, FLY’s portfolio, excluding aircraft held for sale, was generating annualized rental revenue of approximately $411.2 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 4:30 p.m. U.S. Eastern Time on Thursday, May 9, 2019. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 6078423. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:
Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2019 (Unaudited)	2018 (Unaudited)
Revenues
Operating lease rental revenue	$105,328	$89,113
End of lease income	1,564	385
Amortization of lease incentives	(1,632)	(2,283)
Amortization of lease discounts and other	(8)	(139)
Operating lease revenue	105,252	87,076
Finance lease revenue	160	174
Equity earnings from unconsolidated subsidiary	56	112
Gain on sale of aircraft	27,620	—
Interest and other income	1,615	1,393
Total revenues	134,703	88,755
Expenses
Depreciation	37,585	33,733
Interest expense	38,179	32,923
Selling, general and administrative	8,722	8,610
Loss on derivatives	17	789
Loss on extinguishment of debt	2,169	—
Maintenance and other costs	598	778
Total expenses	87,270	76,833
Net income before provision for income taxes	47,433	11,922
Provision for income taxes	2,468	2,292
Net income	$44,965	$9,630
Weighted average number of shares
- Basic	32,632,715	27,983,352
- Diluted	32,632,715	28,006,572
Earnings per share
- Basic	$1.38	$0.34
- Diluted	$1.38	$0.34

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Mar. 31, 2019 (Unaudited)	Dec. 31, 2018 (Audited)
Assets
Cash and cash equivalents	$363,930	$180,211
Restricted cash and cash equivalents	72,337	100,869
Rent receivables	5,927	9,307
Investment in finance lease, net	12,532	12,822
Flight equipment held for sale, net	76,024	259,644
Flight equipment held for operating lease, net	3,181,107	3,228,018
Maintenance rights	267,193	298,207
Deferred tax asset, net	15,975	6,505
Fair value of derivative assets	5,948	5,929
Other assets, net	126,115	124,960
Total assets	$4,127,088	$4,226,472
Liabilities
Accounts payable and accrued liabilities	$32,900	$23,146
Rentals received in advance	18,043	21,322
Payable to related parties	4,069	4,462
Security deposits	53,196	60,097
Maintenance payment liability, net	292,605	292,586
Unsecured borrowings, net	618,100	617,664
Secured borrowings, net	2,228,268	2,379,869
Deferred tax liability, net	46,915	36,256
Fair value of derivative liabilities	16,206	8,558
Other liabilities	78,883	80,402
Total liabilities	3,389,185	3,524,362
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,452,427 and 32,650,019 shares issued and outstanding at March 31, 2019 and December 31, 2018, respectively	32	33
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	546,429	549,123
Retained earnings	199,480	154,347
Accumulated other comprehensive loss, net	(8,038)	(1,393)
Total shareholders’ equity	737,903	702,110
Total liabilities and shareholders’ equity	$4,127,088	$4,226,472

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Three months ended Mar. 31,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Operating Activities
Net income	$44,965	$9,630
Adjustments to reconcile net income to net cash flows provided by operating activities:
Finance lease revenue	(160)	(174)
Equity in earnings from unconsolidated subsidiary	(56)	(112)
Gain on sale of aircraft	(27,620)	—
Depreciation	37,585	33,733
Amortization of debt discounts and debt issuance costs	2,796	1,999
Amortization of lease incentives and other items	1,839	2,702
Loss on extinguishment of debt	2,169	—
Unrealized foreign exchange (gain) loss	(172)	408
Provision for deferred income taxes	2,472	2,353
(Gain) loss on derivative instruments	(57)	1,251
Distributions from unconsolidated subsidiary	56	—
Cash receipts from maintenance rights	—	3,013
Changes in operating assets and liabilities:
Rent receivables	2,505	(1,244)
Other assets	(686)	(526)
Payable to related parties	(393)	(330)
Accounts payable, accrued liabilities and other liabilities	7,348	13,372
Net cash flows provided by operating activities	72,591	66,075
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	29	—
Rent received from finance lease	450	450
Swap termination proceeds	114	—
Investment income from Horizon I Limited equity certificates	273	—
Purchase of flight equipment	—	(42,000)
Deposit on aircraft purchases	—	(30,000)
Proceeds from sale of aircraft, net	235,770	—
Capitalized interest on Portfolio B orderbook	(1,201)	—
Payments for aircraft improvement	(1,365)	—
Payments for lessor maintenance obligations	(584)	—
Net cash flows provided by (used in) investing activities	233,486	(71,550)

	Three months ended Mar. 31,
	2019 (Unaudited)	2018 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	—	775
Security deposits returned	(1,546)	(2,310)
Maintenance payment liability receipts	17,016	19,358
Maintenance payment liability disbursements	(8,604)	(258)
Debt extinguishment costs	(54)	—
Debt issuance costs	(342)	(243)
Proceeds from secured borrowings	—	33,014
Repayment of secured borrowings	(155,184)	(45,834)
Shares repurchased	(2,117)	—
Net cash flows provided by (used in) financing activities	(150,831)	4,502
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(59)	85
Net increase (decrease) in unrestricted and restricted cash and cash equivalents	155,187	(888)
Unrestricted and restricted cash and cash equivalents at beginning of period	281,080	456,815
Unrestricted and restricted cash and cash equivalents at end of period	$436,267	$455,927

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$363,930	$384,345
Restricted cash and cash equivalents	72,337	71,582
Unrestricted and restricted cash and cash equivalents	$436,267	$455,927

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2019 (Unaudited)	2018 (Unaudited)
Net income	$44,965	$9,630
Adjustments:
Unrealized foreign exchange (gain) loss	(172)	408
Deferred income taxes	2,472	2,353
Fair value changes on undesignated derivatives	(112)	(2)
Adjusted Net Income	$47,153	$12,389
Average Shareholders’ Equity	$720,007	$549,611
Adjusted Return on Equity	26.2%	9.0%

Weighted average diluted shares outstanding	32,632,715	28,006,572
Adjusted Net Income per diluted share	$1.44	$0.44

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.